Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cango Inc.

As of December 31, 2024 and June 30, 2025

and for the six months ended June 30, 2024 and 2025

PAGE(S)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025	F-2
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-5
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-7

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	As of December 31, 2024	As of June 30, 2025
ASSETS:
Current assets:
Cash and cash equivalents		90,431,392	117,792,694
Short-term investments, net		40,051,450	—
Accounts receivable, net	3	1,645,518	2,193,224
Prepayments and other current assets, net	4	26,966,209	226,172,562
Receivable for bitcoin collateral, net	5	84,536,567	416,733,018
Current assets of discontinued operations		230,113,402	—
Total current assets		473,744,538	762,891,498

Non-current assets:
Mining machines, net	6	242,806,713	357,168,857
Property and equipment, net	7	65,460	—
Deferred tax assets		—	2,269,174
Operating lease right-of-use assets, net		184,381	—
Other non-current assets, net	8	44,621,402	—
Non-current assets of discontinued operations		56,357,205	—
Total non-current assets		344,035,161	359,438,031
TOTAL ASSETS		817,779,699	1,122,329,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	9	17,067,978	225,204,003
Accrued expenses and other current liabilities	10	170,990,519	163,766,397
Income tax payable		48,609,811	82,373,495
Short-term lease liabilities		180,236	—
Current liabilities of discontinued operations		20,517,367	—
Total current liabilities		257,365,911	471,343,895

Non-current liabilities:
Deferred tax liability		1	1
Non-current liabilities of discontinued operations		6,546,889	—
Total non-current liabilities		6,546,890	1
Total liabilities		263,912,801	471,343,896

Shareholders’ equity
Ordinary shares		29,504	44,171
Treasury shares		(111,567,030)	(110,455,719)
Additional paid-in capital		728,564,614	1,142,549,553
Accumulated other comprehensive loss		(49,574,973)	—
Accumulated deficit		(13,585,217)	(381,152,372)
Total Cango Inc.’s equity		553,866,898	650,985,633
Total shareholders’ equity		553,866,898	650,985,633
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		817,779,699	1,122,329,529

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30
	Notes	2024	2025
Revenues		—	283,990,631
Bitcoin mining income		—	282,269,981
International automobile trading income		—	1,720,650
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown below)	11	—	225,447,985
Cost of revenue (depreciation)	11	—	43,194,326
General and administrative		3,203,605	13,014,756
Provision for credit losses		—	1,209,459
Impairment loss from mining machines		—	256,856,570
Gain from changes in fair value of receivable for bitcoin collateral		—	(51,715,376)
Total operating costs and expenses		3,203,605	488,007,720
Operating loss from continuing operations		(3,203,605)	(204,017,089)
Interest income		4,295,668	991,173
Interest expense		—	(3,363,606)
Foreign exchange loss, net		—	(7,988)
Other income		166,451	226,993
Other expenses		—	(78,095)
Net income (loss) before income taxes from continuing operations		1,258,514	(206,248,612)
Income tax benefit	12	—	1,150,475
Net income (loss) from continuing operations		1,258,514	(205,098,137)
Discontinued operations:
Income (loss) from discontinued operations		23,732,735	(129,822,040)
Income tax expenses		(607,490)	(32,646,978)
Net income (loss) from discontinued operations		23,125,245	(162,469,018)
Net income (loss) attributable to Cango Inc.’s shareholders		24,383,759	(367,567,155)
Earnings (losses) per Class A and Class B ordinary share:
Basic
Continuing operations		0.01	(0.97)
Discontinued operations		0.11	(0.77)
Diluted
Continuing operations		0.01	(0.97)
Discontinued operations		0.10	(0.77)
Weighted average shares used to compute earnings (losses) per Class A and Class B share:
Basic		209,562,578	210,845,952
Diluted		225,581,323	210,845,952
Other comprehensive income (loss), net of tax
Release accumulated other comprehensive loss		—	44,270,340
Foreign currency translation adjustment		(9,116,942)	5,304,633
Total comprehensive income (loss)		15,266,817	(317,992,182)
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders		15,266,817	(317,992,182)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated
	Ordinary Shares			Additional	other		Total	Total
	Number of		Treasury	paid-in	comprehensive	Accumulated	Cango Inc.’s	shareholders’
	Shares	Amount	shares	capital	loss	deficit	equity	equity
Balance at December 31, 2023	217,835,808	30,281	(114,425,041)	741,318,327	(38,866,587)	(55,237,528)	532,819,452	532,819,452
Repurchase of ordinary shares	(10,675,904)	—	(12,150,808)	—	—	—	(12,150,808)	(12,150,808)
Retirement of ordinary shares	—	(777)	9,719,857	(9,719,080)	—	—	—	—
Exercise of share options	260,678	—	1,365,676	(1,280,383)	—	—	85,293	85,293
Share-based compensation (note 15)	—	—	—	1,439,843	—	—	1,439,843	1,439,843
Net income	—	—	—	—	—	24,383,759	24,383,759	24,383,759
Other comprehensive loss		—	—		(9,116,942)	—	(9,116,942)	(9,116,942)
Balance at June 30, 2024	207,420,582	29,504	(115,490,316)	731,758,707	(47,983,529)	(30,853,769)	537,460,597	537,460,597

Balance at December 31, 2024	207,565,336	29,504	(111,567,030)	728,564,614	(49,574,973)	(13,585,217)	553,866,898	553,866,898
Additional issuance of ordinary shares	146,670,925	14,667	—	411,337,763	—	—	411,352,430	411,352,430
Exercise of share options	254,188	—	1,111,311	(1,041,904)	—	—	69,407	69,407
Share-based compensation (note 15)	—	—	—	3,689,080	—	—	3,689,080	3,689,080
Net loss	—	—	—	—	—	(367,567,155)	(367,567,155)	(367,567,155)
Release accumulated other comprehensive loss	—	—	—	—	44,270,340	—	44,270,340	44,270,340
Other comprehensive income	—	—	—	—	5,304,633	—	5,304,633	5,304,633
Balance at June 30, 2025	354,490,449	44,171	(110,455,719)	1,142,549,553	—	(381,152,372)	650,985,633	650,985,633

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

	For the six month ended June 30,
	2024	2025
Cash flows from operating activities:
Net income (loss) from continuing operations	1,258,514	(205,098,137)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Bitcoin mining income	—	(282,269,981)
Changes in fair value of bitcoin collaterals	—	(51,715,376)
Depreciation	707	43,201,199
Amortization of lease right-of-use assets	151,969	65,129
Share-based compensation expense	1,079,112	3,697,862
Impairment loss from mining machines	—	256,856,570
Provision for credit losses	—	1,209,459
Loss on disposal of property and equipment	—	58,587
Unrealized foreign exchange loss, net	—	7,988
Deferred income tax benefit	—	(2,269,174)
Changes in operating assets and liabilities:
Other current and non-current assets	(1,007,541)	(12,721,537)
Short-term and long-term operating lease liabilities	(165,573)	19,003
Other current and non-current liabilities	(126,764)	236,242,675
Net cash provided by (used in) continuing operating activities	1,190,424	(12,715,733)
Net cash provided by (used in) discontinued operating activities	14,882,072	(14,407,658)
Net cash provided by (used in) operating activities	16,072,496	(27,123,391)
Cash flows from investing activities:
Proceeds from redemption of other short-term investments, net	159,107,865	40,074,501
Purchase of other short-term investments	(158,836,644)	—
Purchases of mining machines	—	(36,292,001)
Proceeds from sale of discontinued operations, net of cash disposed	—	149,530,056
Net cash provided by continuing investing activities	271,221	153,312,556
Net cash used in discontinued investing activities	(255,424,463)	(54,180,371)
Net cash (used in) provided by investing activities	(255,153,242)	99,132,185

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

	For the six month ended June 30,
	2024	2025
Cash flows from financing activities:
Payment to repurchase treasury shares	(12,150,808)	—
Proceeds from exercise of share options	85,293	69,407
Repayment of borrowings	—	(174,346,597)
Net cash used in continuing financing activities	(12,065,515)	(174,277,190)
Net cash used in discontinued financing activities	(5,406,024)	—
Net cash used in financing activities	(17,471,539)	(174,277,190)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,621,521)	2,523,884
Net decrease in cash, cash equivalents and restricted cash	(263,173,806)	(99,744,512)
Cash, cash equivalents and restricted cash at beginning of the period	463,151,077	217,537,206
Cash, cash equivalents and restricted cash at the end of the period	199,977,271	117,792,694
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of period	108,080,056	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the period	91,897,215	117,792,694
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	91,897,215	117,792,694
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	91,897,215	117,792,694
Supplemental disclosures of cash flow information:
Cash paid for income taxes	366,134	—
Cash paid for interest	—	2,098,981
Non-cash investing and financing transactions
Shares issued in connection with purchase of mining machines	—	411,352,430
Short-term debt received in the form of cryptocurrencies	—	208,136,025
Operating lease right-of-use asset released in exchange for operating lease liability	389,024	119,252
Cancellation of treasury shares	9,719,080	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION

Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017.

The Company has previously conducted loan facilitations, aftermarket services, financing leasing services, automotible trading and related services in the PRC (the “PRC Business”) through a series of VIE contractual agreements. On May 27, 2025, the Company has finalized the divestment of all its PRC Business. Since then, the Company no longer retained any financial interest over the PRC business related VIEs and accordingly deconsolidated the PRC business related VIE’s financial statements from the Company’s consolidated financial statements. The disposal of PRC business represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to PRC business have been reported as discontinued operations. The disposal groups related to the operations mentioned above included the following entities:

Subsidiaries
Stonebridge Investment First Limited (British Virgin Islands)
Stonebridge Investments Holdings Limited (British Virgin Islands)
Crystal Peak Investments Limited (Mauritius)
Cango Group Limited (Hong Kong)
Express Group Development Limited (Hong Kong)
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (PRC)
VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and its subsidiaries
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”) and its subsidiary

As of June 30, 2025, the Company no longer retains any interests in the VIEs following the disposal of PRC business. The bitcoin mining services and the international automobile trading transaction are conducted through the Company’s subsidiaries as follows.

			Percentage of
		Place of	legal ownership
Entity	Date of incorporation	incorporation	by the Company	Principal activities
Subsidiaries
GreenVolt Innovations HK Limited	January 27, 2025	Hong Kong	100%	Engaged in group managerial activities and bitcoin mining
AutoCango Limited	April 25, 2025	Hong Kong	100%	Engaged in international automobile trading transactions
NEW ENERGY INNOVATION PTE LTD	November 29, 2024	Singapore	100%	Engaged in group managerial activities
GreenVolt Innovations Limited	May 24, 2024	British Virgin Islands	100%	Investment holding
GreenVolt Innovations LLC	November 8, 2024	USA	100%	Bitcoin Mining Operations
Green Volt Innovations AA1 Limited	February 25, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations AA1 LLC	March 4, 2025	USA	100%	Bitcoin Mining Operations
Green Volt Innovations AA2 Limited	February 25, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations AA2 LLC	March 4, 2025	USA	100%	Bitcoin Mining Operations
GreenVolt Innovations CA Limited	January 8, 2025	British Virgin Islands	100%	Investment holding
GREENVOLT INNOVATIONS CANADA LIMITED	January 28, 2025	Canada	100%	Bitcoin Mining Operations
GreenVolt Innovations ET Limited	January 8, 2025	British Virgin Islands	100%	Bitcoin Mining Operations
GreenVolt Technology LLC	May 29, 2025	USA	100%	For potential strategic acquisition
EcoHash LLC	June 4, 2025	USA	100%	Group managerial activites
GreenVolt Innovations RP Limited	January 8, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations OM Limited	February 25, 2025	British Virgin Islands	100%	Investment holding

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2025 and results of operation and cash flows for the six months ended June 30, 2025 and 2024. Results for the six months ended June 30, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include, but are not limited to allowance for financing receivables, allowance for finance lease receivables, fair value of guarantee income, expected credit loss on contingent risk assurance liabilities, impairment of long-lived assets, expected credit loss on receivable for bitcoin collateral and valuation allowance for deferred tax assets. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Revenue recognition

The Company’s revenues from continuing operations are derived principally from 1) bitcoin mining income, 2) international automobile trading income, and the all other revenues are included in the discontinued operations.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”), as applicable. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

Bitcoin mining income

The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash compensation, cryptocurrency, from the mining pool operator, which is a variable consideration based on the mining pool operator’s distribution mechanism, which is Full-Pay-Per-Share (“FPPS”). Under the FPPS distribution mechanism, the mining pool pays block rewards and transaction fees, less mining pool fees. The Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. For the applicable period presented, the Company participated in Bitcoin mining to generate its mining revenues under the FPPS distribution mechanism.

FPPS Mining Pool

The Company participates in the mining pool that uses the FPPS distribution mechanism. The Company is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Company is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Company provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.
●	The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Company earned for the same 24-hour period.
●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Company is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Company performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

International automobile trading income

When providing car trading services, the Company evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Company acts as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered and their titles are passed on to the customers.

Cost of revenues

Cost of revenues consist primarily of cost of mining machines’ depreciation, cost of hosting expenses of mining machines, cost of vehicles associated with international automobile trading business, commissions paid to car dealers who refer borrowers to the Company - discontinued operations, employee compensation costs - discontinued operations, leasing interest expense, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.

Foreign currency translation and transactions

In the third quarter of 2025, the Company changed the reporting currency of its consolidated financial statements from Renminbi (“RMB”) to U.S. dollars, reflecting the profile of its revenue and profit after the divestiture of its China assets in May 2025. All comparative numbers are recast in U.S. dollars (“US$”) as if the financial statement originally had been presented in US$ since the earliest periods. In applying the change in reporting currency, all the Company’s financial statements were translated from their functional curency into US$.

The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters (“ASC 830”). The functional currency of the Company, Cango HK and Express Limited is the US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currency, which are all included in the discontinued operations.

The financial statements of subsidiaries and VIEs whose functional currency is RMB are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the period for income and expense items. Translation adjustments resulting from this process are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Transaction gains and losses are recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss) during the period in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

As of June 30, 2025, majority of the Company’s cash and cash equivalents were held by financial institutions located in Hong Kong.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts receivable, net

Accounts receivable are recognized and carried at the original contract amount which will be invoiced, net of allowances for accounts receivable. The Company maintains an allowance for accounts receivable in accordance with Accounting Standards Update (“ASU”) No. 2016 - 13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”) and records the allowance as an offset to accounts receivable, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the unaudited interim condensed consolidated statements of comprehensive income (loss). Bad debts are written off after all collection efforts have been exhausted.

Bitcoin and receivable for bitcoin collateral, net

The Company adopts ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 1, 2024, based on which bitcoin is measured at fair value as of each reporting period.

The receivable for bitcoin collateral represents the bitcoin posted as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such bitcoin at the sole discretion of the lender and for which the lender has an obligation to return to the Company at maturity of the loan. The receivable is recorded at fair value and changes in fair value are recorded as gain or loss from change in fair value of receivable for bitcoin collateral on the unaudited interim condensed statements of comprehensive income (loss). The receivable for bitcoin collateral is classified as current. The value and activity involving this asset are discussed in detail in Note 5. As all of the Company’s bitcoins are posted to the lender as collateral, the Company does not have any assets associated with bitcoin holdings as of June 30, 2025.

At commencement and throughout the term of the arrangement, the Company considers and accounts for the credit risk associated with the bitcoin receivable collateral in accordance with the principles outlined in ASC 326. The receivable for bitcoin collateral is presented net of any allowance for credit losses.

Allowance for receivable for bitcoin collateral

In estimating the allowance for credit losses, the Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

To estimate the allowance for credit loss of receivable for bitcoin collateral, as the Company has no historical experience with similar assets, the allowance is determined using a combination of industry data, peer analysis, and forward-looking information about economic conditions and the creditworthiness of the counterparty. The Company incorporates relevant qualitative factors, such as the nature of the receivable, the characteristics of the counterparty, and any observable market indicators, to assess the expected collectability of the receivable for bitcoin collateral. The estimation process also includes reasonable and supportable forecasts to account for future economic conditions and any anticipated impact on the receivable.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

Mining machines, net

Mining machines are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value of 0% and the estimated useful life of 3 years.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful life of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	5%

Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Depreciation is recorded starting at the time when assets are ready for the intended use.

Impairment of long-lived assets

Long-lived assets are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was US$9,206 and US$7,716 for the six months ended June 30, 2024 and 2025, respectively.

Income taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive (loss) income. As of June 30, 2025, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Segment information

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

For the six months ended on June 30, 2025, following the commencement of the bitcoin mining business and the disposal of PRC businesses, the CODM began to evaluate the performance of the overall business based on two reportable segments: (i) Bitcoin Mining Business and (ii) International Automobile Trading Business. The Company now reports segment financial information in alignment with this change in how the CODM assesses performance and allocates resources.

As the Company operated as a single segment for periods including and prior to the three months ended on March 31, 2025, reference should be made to the unaudited interim condensed for profit and loss and asset information for those periods. Additionally, segment disclosures for these prior periods provide further details related to the Company’s operations.

CODM evaluates the operating results based on the amount of income before income taxes of each reportable segment. This financial metric is used to perform analytical comparisons between periods and to monitor budget-to-actual variances on a periodic basis in order to assess performance and allocate resources.

The following table summarizes key financial information of income by segment from continuing operations for the six months ended June 30, 2025:

	For the six months ended June 30, 2025
	Bitcoin	International Automobile Trading
	Mining Business	Business	Total
Revenues	282,269,981	1,720,650	283,990,631
Less: Operating cost and other relevant expenses
Cost of revenue (exclusive of depreciation shown below)	223,818,193	1,629,792	225,447,985
Cost of revenue (depreciation)	43,194,326	—	43,194,326
Provision for credit losses	1,209,459	—	1,209,459
Impairment loss from mining machines	256,856,570	—	256,856,570
Loss from change in fair value of receivable for bitcoin collateral	(51,715,376)	—	(51,715,376)
Interest expenses	3,363,606	—	3,363,606
Reportable segment income (loss) before income taxes	(194,456,797)	90,858	(194,365,939)
Reconciliations to income (loss) before income tax
General and administrative expense – staff cost			5,143,519
General and administrative expense – others			7,871,237
Interest income			(991,173)
Foreign exchange gain, net			7,988
Other income and expense, net			(148,898)
Net loss before income taxes from continuing operations			(206,248,612)

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The following table summarizes key financial information of asset by segment as of June 30, 2025:

	As of June 30, 2025
	Bitcoin	International Automobile Trading
	Mining Business	Business	Total
Segment assets:
Current assets
Accounts receivable, net	2,193,224	—	2,193,224
Prepayments and other current assets, net	224,945,238	1,227,324	226,172,562
Receivable for bitcoin collateral, net	416,733,018	—	416,733,018
Non-current assets
Mining machines, net	357,168,857	—	357,168,857
Total segment assets from continuing operations	1,001,040,337	1,227,324	1,002,267,661

Reconciliations to total assets
Cash and cash equivalents			117,792,694
Deferred tax assets			2,269,174
Total assets from continuing operations			1,122,329,529

Disaggregated revenue data by geographic area in terms of customers’ locations is as follows:

	For the six months ended June 30, 2025
	Bitcoin	International Automobile trading
	Mining Business	Business	Total
British Virgin Islands	282,269,981	—	282,269,981
Others	—	1,720,650	1,720,650
Total	282,269,981	1,720,650	283,990,631

There were no significant revenue or expenses from continuing operations for the six months ended June 30, 2024.

Selected assets of mining machines, property and equipment and operating lease right-of-use assets by geographic area are as follows:

	As of June 30, 2025
	Bitcoin
	Mining Business	Total
Asia	38,181,277	38,181,277
North America	223,157,381	223,157,381
Africa	78,273,932	78,273,932
Others	17,556,267	17,556,267
Total	357,168,857	357,168,857

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

	As of December 31, 2024
	Bitcoin	Reconciled
	Mining Business	items	Total
Asia	37,289,109	249,841	37,538,950
North America	92,809,899	—	92,809,899
Africa	90,541,946	—	90,541,946
Others	22,165,759	—	22,165,759
Total	242,806,713	249,841	243,056,554

Discontinued Operations

On May 27, 2025, the Company finalized the divestment of all its business related to loan facilitations, aftermarket services, financing leasing services, domestic automotible trading and related services in the PRC (the “PRC Business”), a strategic transaction valued at approximately US$351.94 million in cash with Ursalpha Digital Limited. The sale repositions the Company to be focus on its bitcoin mining operations and international automobile trading. Thereafter, the Company no longer retains any interests in the VIEs following the disposal of PRC business. The disposal represents a strategic shift and has a major effect on the financial statements, so it is presented as a discontinued operation.

The following table represents the summary of assets and liabilities disposed on May 27, 2025, and related loss resulting from the transaction:

May 27, 2025
Consideration	351,941,519
Current assets of discontinued operations	375,714,681
Non-current assets of discontinued operations	73,787,748
Total assets of discontinued operations	449,502,429
Current liabilities of discontinued operations	12,919,408
Non-current liabilities of discontinued operations	6,261,781
Total liabilities of discontinued operations	19,181,189
Loss from disposal of discontinued operations	(78,379,721)
PRC withholding tax for indirect transfer of PRC assets	(32,646,978)
Release accumulated other comprehensive loss	(44,270,340)
Loss from disposal of discontinued operations after tax	(155,297,039)
Loss from discontinued operations from January 1, 2025 to May 27, 2025	(7,171,979)
Net loss from discontinued operations from January 1, 2025 to May 27, 2025	(162,469,018)

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Assets and liabilities of discontinued operations were as follows as of December 31, 2024:

As of December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	86,247,191
Restricted cash - current – others	1,481,477
Short-term investments	128,618,388
Accounts receivable, net	1,497,641
Finance lease receivables	2,833,899
Financing receivables	778,855
Short-term contract asset, net	4,619,614
Prepayments and other current assets, net	4,036,337
Total current assets of discontinued operations	230,113,402
Non-current assets
Restricted cash - non-current	39,377,146
Property and equipment, net	843,464
Intangible assets	6,497,283
Long-term contract asset	2,404,483
Finance lease receivables	1,275,359
Operating lease right-of-use assets	5,403,686
Other non-current assets	555,784
Total non-current assets of discontinued operations	56,357,205
TOTAL ASSETS OF DISCONTINUED OPERATIONS	286,470,607
LIABILITIES
Current liabilities:
Short-term lease liabilities	903,762
Accrued expenses and other current liabilities	13,723,267
Deferred guarantee income	1,614,910
Contingent risk assurance liabilities	4,273,071
Income tax payable	2,357
Total current liabilities of discontinued operations	20,517,367
Non-current liabilities:
Deferred tax liability	1,469,199
Long-term lease liabilities	5,075,071
Other non-current liabilities	2,619
Total non-current liabilities of discontinued operations	6,546,889
TOTAL LIABILITIES OF DISCONTINUED OPERATIONS	27,064,256

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating results from discontinued operations included in the Company’s unaudited interim condensed consolidated statements of comprehensive income (loss) were as follows for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2024	2025
Revenues	15,150,985	1,143,723
Operating cost and expenses
Cost of revenue	7,690,781	2,350,868
Sales and marketing	1,042,389	89,138
General and administrative	7,450,761	4,328,419
Research and development	383,074	44,729
Net gain on contingent risk assurance liabilities	(3,497,158)	(1,073,370)
Net recovery on provision for credit losses	(17,894,343)	(2,366,384)
Total operating cost and expenses	(4,824,496)	3,373,400
Interest income	2,670,673	597,333
Net gain on equity securities	689,034	—
Foreign exchange gain (loss), net	68,281	(74,202)
Other income	583,226	1,762,390
Other expenses	(253,959)	(7,228,461)
Income (loss) from discontinued operations before tax	23,732,736	(7,172,617)
Income tax expenses (benefits)	(607,490)	638
Income (loss) from discontinued operations after tax	23,125,246	(7,171,979)

Net cash provided by (used in) discontinued operating activities	14,882,072	(14,407,658)
Net cash used in discontinued investing activities	(255,424,463)	(54,180,371)
Net cash used in discontinued financing activities	(5,406,024)	—

Cash flows in respect of the disposal were as follows:

For the six month ended June 30, 2025
US$
Cash and cash equivalent deconsolidated	61,108,542
Proceeds from the disposal of subsidiaries	210,638,598
Proceeds from the disposal of subsidiaries, net of cash disposed	149,530,056

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive (loss) income includes net income, foreign currency translation adjustments and unrealized (losses) gain on available-for-sale securities and is presented in the unaudited interim condensed consolidated statements of comprehensive income (loss).

Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investment, finance lease receivables, financing receivables, receivable for bitcoin collateral, other current assets, short-term and long-term debts, accrued expenses and other liabilities. The net carrying amounts of these financial instruments, except for short-term equity securities, receivable for bitcoin collateral, non-current portion of restricted cash, non-current finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security is valued based on broker quotes and the receivable for bitcoin collateral is carried at fair value based on the primary market price of the underlying bitcoins. The net carrying amount of non-current portion of restricted cash, financing receivables, non-current finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”).

The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. In addition, the Company recognizes one-off compensation costs for the award which could be vested immediately upon grant on the grant date. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based options granted to employees.

Earnings (losses) per share

The Company computes earnings (losses) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings (losses) per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Diluted earnings (losses) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to forfeiture. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings (losses) per share by application of the treasury stock method. The computation of the diluted earnings (losses) per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings (losses) per Class B ordinary share does not assume the conversion of such shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings (losses) per Class A ordinary share, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Company’s basic and diluted earnings (losses) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Significant risks and uncertainties

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, financing receivables - discontinued, finance lease receivables - discontinued, accounts receivable and receivable for bitcoin collateral.

The Company places its cash and cash equivalents, and restricted cash and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.

The Company manages credit risk of receivable for bitcoin collateral through credit assessment of the counterparty lender and daily supervision and reconciliation of the asset status of the designated crypto wallets.

Concentration of source of revenue

For the six months ended June 30, 2025, one bitcoin mining customer contributed approximately 99% of total revenue.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps, including using derivative financial instruments to economically manage its interest rate exposures on its interest-bearing assets and liabilities. For the Company’s hashrate financing loan, the interest rate caps at 10% p.a. The Company has not been exposed to material risks due to changes in market interest rates.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in bitcoin value; changes in energy cost of mining machines; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and credit assessment.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for public business entities for annual periods beginning after 15 December 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after 15 December 2025. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 enhances transparency in financial reporting by requiring public business entities (PBEs) to disclose more detailed information about specific natural expense categories included in their income statement captions. And on January 6, 2025, the FASB issued ASU 2025-01 to clarifies that all public business entities must adopt the guidance in ASU 2024-03 for: Annual reporting periods beginning after December 15, 2026 and Interim reporting periods within annual periods beginning after December 15, 2027. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

3.ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance are summarized as follows:

	As of December 31, 2024	As of June 30, 2025
Accounts receivable	1,652,243	2,199,949
Less: allowance for accounts receivable	(6,725)	(6,725)
Accounts receivable, net	1,645,518	2,193,224

No amounts have been written off during the six months ended June 30 in 2024 and 2025, respectively.

4.PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consist of the following:

	As of December 31, 2024	As of June 30, 2025
Receivable for disposal discontinued operations	—	141,303,073
Service deposit made to mining machine hosting service provider	—	45,613,121
Prepaid mining machine hosting expenses	25,004,141	37,667,248
Prepayments for vehicles	—	1,227,324
Interest receivables	1,877,373	—
Others	84,695	739,681
Prepayments and other current assets	26,966,209	226,550,447
Less: allowance for prepayments and other current assets	—	(377,885)
Prepayments and other current assets, net	26,966,209	226,172,562

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

5.RECEIVABLE FOR BITCOIN COLLATERAL, NET

	As of December 31, 2024	As of June 30, 2025
Receivables for bitcoin collateral	84,838,573	418,282,382
Less: allowance for receivables for bitcoin collateral	(302,006)	(1,549,364)
Total receivable for bitcoin collateral, net	84,536,567	416,733,018

6.MINING MACHINES, NET

Mining machines consist of the following:

	As of December 31, 2024	As of June 30, 2025
Mining machines	254,346,496	668,759,536
Less: accumulated depreciation	(11,539,783)	(54,734,109)
Less: provision for impairment	—	(256,856,570)
Mining machines, net	242,806,713	357,168,857

Depreciation expense, for the six month ended June 30, 2024 and 2025 were nil and US$43,194,326, respectively.

The Company entered into agreements with multiple sellers to purchase mining machines that produces an aggregate hash rate of of 18 Exahash by issuance ordinary shares in November 2024, and the transaction was closed on June 27, 2025, when the acquisition was initially recorded at the fair value of the equity consideration, calculated using the contracted share number of 146,670,925 shares at US$2.23/share on that date together with the fair value of the warrant granted under the agreement. The carrying value was subsequently adjusted to the machines’ fair value through a discounted cash flow analysis, resulting in the provision of impairment loss of US$256,856,570.

7.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2024	As of June 30, 2025
Office and electronic equipment	72,117	—
Less accumulated depreciation	(6,657)	—
Property and equipment, net	65,460	—

8.OTHER NON-CURRENT ASSETS, NET

Other non-current assets are summarized as follows:

	As of December 31, 2024	As of June 30, 2025
Service deposit made to mining machine hosting service provider	44,992,599	—
Total other non-current assets	44,992,599	—
Less: allowance for other non-current assets	(371,197)	—
Other non-current assets, net	44,621,402	—

No amounts have been written off during the six months ended June 30, 2024 and 2025, respectively.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

9.SHORT - TERM DEBTS

In connection with the disposal of the PRC business, the Company settled in full the outstanding amount of US$174,346,597 owed to the discontinued operations. This amount was eliminated as an inter-company transaction prior to the disposal of the discontinued operations.

Short-term debts consist of the following:

Name	Fixed/floating annual rate (%)	Term	As of December 31, 2024	As of June 30, 2025
Hashrate financing loan (i)	Floating, cap at 10.0% p.a.	Not specified	17,067,978	225,204,003
(i)

On November 11, 2024, the Company signed a Master Loan Agreement with a lender in which the lender agreed to grant a credit line to the Company to lend the Company fiat money or cryptocurrency for the purpose of paying off the Company’s mining machines hosting expenses. The loans are denoted in U.S. dollars and typically paid directly to the service provider. The amount the Company is able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral the Company posted at the lender-designated wallets. Based on the agreement, there is no specific limit in the amount the Company is able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount the Company could draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have maturity as long as sufficient collateralization has been maintained. As of December 31, 2024 and 30 June 2025, all of the Company’s bitcoins were posted as collateral.

The weighted average interest rate for the outstanding debts was both at 7.5% as of December 31, 2024 and June 30, 2025.

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2024	As of June 30, 2025
Payment due for mining machine purchase	126,317,900	91,031,715
Payment due for hosting expenses	40,109,274	66,246,656
Customer advances	1,637,864	2,930,243
Other tax payables	—	2,148,880
Interest payable	63,640	1,328,265
Payable to employees	2,000,000	—
Accrued professional service fees	781,798	—
Others	80,043	80,638
	170,990,519	163,766,397

11.COST OF REVENUE

Cost of revenue consists of the following:

	For the six months ended June 30,
	2024	2025
Cost of mining services - energy and hosting costs	—	223,719,042
Cost of mining services - depreciation	—	43,194,326
Others	—	1,728,943
	—	268,642,311

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

12.INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

USA

Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

China – discontinued operations

The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC. The VIEs’ subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes. Under the current EIT Law, capital gains derived from PRC are subject to a 10% PRC withholding tax. Under the current EIT Law, dividends for earnings paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Capital gains derived from PRC are also subject to a 10% PRC withholding tax.

The Company’s net income (loss) before income taxes consists of:

	For the six months ended June 30,
	2024	2025
Cayman Islands	2,077,284	(289,535,039)
Hong Kong	(818,770)	78,545,158
USA	—	(9,039,383)
British Virgin Islands	—	13,780,652
Net income (loss) before income taxes	1,258,514	(206,248,612)

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

12.INCOME TAXES – CONTINUED

The current and deferred component of income tax expenses are as follows:

	For the six months ended June 30,
	2024	2025
Current income tax expense	—	1,118,699
Deferred income tax benefit	—	(2,269,174)
Total income tax benefit	—	(1,150,475)

13.NET INCOME (LOSSES) PER SHARE (“EPS”)

Basic losses per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted losses per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.

The following table sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024		2025
	Class A	Class B	Class A	Class B
Basic EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net income (loss) from continuing operations	820,232	438,282	(134,108,988)	(70,989,149)
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	136.58	72.98	137.87	72.98
Basic EPS	0.01	0.01	(0.97)	(0.97)

	For the six months ended June 30,
	2024		2025
	Class A	Class B	Class A	Class B
Basic EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net income (loss) from continuing operations	851,360	407,154	(134,108,988)	(70,989,149)
Reallocation of net income as a result of conversion of Class B to Class A shares	407,154	—	(70,989,149)	—
Net income (loss) from continuing operations for diluted EPS	1,258,514	407,154	(205,098,137)	(70,989,149)
Denominator: (millions of shares)
Number of shares used for basic EPS computation	136.58	72.98	137.87	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98	—	72.98	—
“Adjustments for dilutive share options (millions of shares)”	16.02	—	—	—
Number of shares used for diluted EPS computation	225.58	72.98	210.85	72.98
Diluted EPS	0.01	0.01	(0.97)	(0.97)

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

13.NET INCOME (LOSSES) PER SHARE (“EPS”) – CONTINUED

	For the six months ended June 30,
	2024		2025
	Class A	Class B	Class A	Class B
Basic EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net income (loss) from discontinued operations	15,071,798	8,053,447	(106,234,781)	(56,234,237)
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	136.58	72.98	137.87	72.98
Basic EPS	0.11	0.11	(0.77)	(0.77)

	For the six months ended June 30,
	2024		2025
	Class A	Class B	Class A	Class B
	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net income (loss) from discontinued operations	15,643,729	7,481,516	(106,234,781)	(56,234,237)
Reallocation of net income as a result of conversion of Class B to Class A shares	7,481,516		(56,234,237)
Net income (loss) from discontinued operations for diluted EPS	23,125,245	7,481,516	(162,469,018)	(56,234,237)
Denominator: (millions of shares)
Number of shares used for basic EPS computation	136.58	72.98	137.87	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98		72.98
“Adjustments for dilutive share options (millions of shares)”	16.02
Number of shares used for diluted EPS computation	225.58	72.98	210.85	72.98
Diluted EPS	0.10	0.10	(0.77)	(0.77)

14.FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

In accordance with ASC 820, the Company measures or discloses held-to-maturity time deposit and receivable for bitcoin collateral with readily determinable fair value as of December 31, 2024 and as off June 30, 2025 on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market.

The Company did not transfer any assets in or out of level 3 during the six months ended June 30, 2024 and 2025.

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2024:

	As of December 31, 2024
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
Asset:
Short-term investment	—	40,074,501	—	40,074,501
Receivable for bitcoin collateral	—	84,838,573	—	84,838,573

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

14.FAIR VALUE MEASUREMENTS – CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured or disclosed at fair value on recurring basis as of June 30, 2025:

As of June 30, 2025
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Receivable for bitcoin collateral	—	418,282,382	—	418,282,382

15.SHARE-BASED COMPENSATION

In January 2025, the Company granted 1,672,034 options (Batch 7) to Mr. Jiayuan Lin. In April 2025, the Company granted 39,332 options (Batch 8) to eligible employees. Such options shall vest immediately upon grant.

The estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The expected exercise multiple is estimated by management based on changes in intrinsic value of the option and likelihood of early exercises by employees, which the Company believes is representative of the future.

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of	As of
	January 2, 2025,	April 15, 2025,
	(date of	(date of
	inception)	inception)
	Batch 7	Batch 8
Risk-free interest rate (%)	4.53	4.53
Volatility (%)	50.0	50.0
Expected exercise multiple	2.80	2.80
Dividend yield	Nil	Nil
Expected life (in years)	10.00	10.00
Exercise price (US$)	0.2951	0.2951
Fair value of ordinary shares (US$)	2.06	1.92

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were US$1,439,843 and US$3,689,080 for the six months ended June 30, 2024 and 2025, respectively. The total fair value of options vested the six months ended June 30, 2024 and 2025, was US$3,953,359 and US$7,639,893, respectively.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

15.SHARE-BASED COMPENSATION-CONTINUED

A summary of option activity under the ESOP is as follows:

			Weighted average	Aggregate
	Number of	Weighted average	Grant date	Intrinsic
	options	exercise price	fair value	Value
Balance, December 31, 2024	32,470,780	0.30	3.00
Granted	1,711,356	0.30	2.06
Exercised	(254,188)	0.30	3.39	455,826
Forfeited	(7,868)	0.30	3.36
Vested or expected to vest at June 30, 2025	33,920,080	0.30		72,246,378
Exercisable at June 30, 2025	33,920,080	0.30		72,246,378

As of 30 June, 2025, there was no unrecognized share-based compensation cost related to share options. Cash received from option exercise under all share-based payment for the six months ended June 30, 2024 and 2025 was US$85,293 and US$69,407, respectively.

For the six months ended June 30, 2024 and 2025, the Company allocated share-based compensation expense as follows:

	For the six months ended June 30
	2024	2025
Continuing operations
General and administrative	1,079,112	3,697,862

Discontinued operations
Cost of revenue	66,229	(55,868)
Sales and marketing	263,531	47,086
Research and development	30,971	—
	1,439,843	3,689,080

16.COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company had no capital commitments contracted but not yet reflected in the financial statements as of June 30, 2025.

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies as of June 30, 2025.

17.ORDINARY SHARES

As of December 31, 2024, there were 222,055,327 and 72,978,677 Class A and Class B ordinary shares issued, respectively, 134,586,659 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

On June 27, 2025, the Company closed the transaction to purchase mining machines that produces an aggregate hash rate of of 18 Exahash by issuance 146,670,925 ordinary shares to the sellers (Share-Settled Transactions). Besides, a total of 97,780,616 bonus shares may be issued to the sellers upon the bonus triggerring event when the market capitalization of the Company calculated based on the daily volume-weighted average trading price of the Company’s ADSs over any consecutive 30- trading days during the 30-month period after closing of the Share-Settled Transactions reaches US$1,825,000,000.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

17.ORDINARY SHARES-CONTINUED

As of June 30, 2025, there were 368,726,252 and 72,978,677 Class A and Class B ordinary shares issued, 281,511,772 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

18.TREASURY SHARES

As of June 30, 2025, the Company repurchased an aggregate of 46,565,379 ADSs, representing 93,130,758 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021, Share Repurchase Program 2022 and Share Repurchase Program 2023, at an average price of US$2.81 per ADS, for US$130,860,764. As of June 30, 2025, 5,916,278 Class A ordinary shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 87,214,480 Class A ordinary shares, at an average price of US$2.53 per ADS, for US$110,302,607. These shares were recorded at their purchase cost on the unaudited interim condensed consolidated balance sheets and have not been cancelled as of June 30, 2025.

19.SUBSEQUENT EVENTS

The Company appointed a new Board of Directors (the “Board”) and senior management team. Pursuant to resolutions adopted on July 23, 2025, the Board appointed (i) Mr. Xin Jin as Chairman of the Board and Non-Executive Director, (ii) Mr. Peng Yu as Chief Executive Officer and Director, (iii) Mr. Chang-Wei Chiu as Director, (iv) Mr. Yongyi Zhang as Chief Financial Officer, and (v) Mr. Simon Ming Yeung Tang as Chief Investment Officer. To strengthen governance, the Board also appointed (i) Mr. Chi Ming Lee, Independent Director, as a member of the Compensation Committee and Nominating and Corporate Governance Committee, (ii) Mr. Yanjun Lin, Independent Director, as Chairman of the Compensation Committee and member of the Nominating and Corporate Governance Committee, and (iii) Mr. Haitian Lu as Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee. Concurrently, the Board accepted the resignations of Mr. Xiaojun Zhang, who stepped down as Director and Chairman of the Board, and Mr. Jiayuan Lin, who resigned as Chief Executive Officer, Interim Chief Financial Officer and Director.

On August 14, 2025, the Company entered into an arrangement to upgrade its mining machines and, as part of this plan, agreed to pay an aggregate price difference of approximately US$43.34 million for the upgrade. The first batch of the upgrade, amounting to approximately US$14.37 million, will be financed through a mining machine loan bearing interest at 10% per annum, with a two-year term.

On September 30, 2025, the Company entered into a supplementary agreement with the lender of its mining hashrate loan, originally executed on November 11, 2024. Pursuant to the supplementary agreement, the loan terms were amended from an open-term arrangement to a fixed-term loan with a scheduled maturity date of April 30, 2028, with no major changes to other terms. Under the revised terms, neither party may unilaterally terminate the loan or demand repayment prior to the scheduled maturity date, except under limited circumstances such as material default, material adverse change in the borrower’s financial condition, or a material equity change of the Company’s parent. The principal amount of the loan will be repaid in a single lump-sum payment on the scheduled maturity date, with no interim amortization.

On October 15, 2025, the board of Directors approved the termination of the Company’s “ADR” program. The ADR program and the related Deposit Agreement were terminated after market closed on November 14, 2025, when the Company’s ADSs were mandatorily cancelled and the Class A ordinary shares underlying the ADSs were distributed to holders of the ADSs. Each holder of one ADS received two Class A ordinary shares of the Company. The Company’s Class A ordinary shares were listed and commenced trading on the New York Stock Exchange (“NYSE”) under the Company’s existing symbol “CANG” on November 17, 2025, immediately after termination of the ADR program.

CANGO INC.

NOTES TO THE UNAUDITED ITERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)

19.SUBSEQUENT EVENTS-CONTINUED

On October 21, 2025, the Board of Directors of Cango Inc. approved Share Incentive Plan 2025 (the “Plan”), under which the maximum aggregate number of Shares which may be issued pursuant to all Awards shall initially be equal to 17,727,200 Shares (the “Initial Shares”); provided, that the maximum aggregate number of Shares which may be issued pursuant to all Awards that may be granted under the Plan in the future (the “Share Reserve”) shall be automatically increased on January 1 of each year following the Effective Date to two percent (2%) of the number of Shares outstanding as of such date (the “Limit”) if the Share Reserve would be below the Limit on such date without such automatic increase. Shares under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which the first tranche, one-fourth of the shares, will vest on the Vesting Commencement date, which is the last day of the month in which the first anniversary of the grant date. The remaining of the 36 vesting tranches will vest as to one-forty-eighth of the shares on the last day of each of the 36 months immediately after the Vesting Commencement date.